May 26, 2006

By U.S. Mail and facsimile to (817) 302-7915

Chris A. Choate
Executive Vice President and Chief Financial Officer
AmeriCredit Corp.
801 Cherry Street, Suite 3900
Fort Worth, Texas 76012

Re: **AmeriCredit Corp**
        Form 10-K/A filed February 6, 2006
        File No. 001-10667

Dear Mr. Choate:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended June 30, 2005

Note 1, Summary of Significant Accounting Policies, page 86

Charge-off Policy, page 87

1.   We note that you changed your policy for recording charge-offs of accounts in repossession during the year ended June 30, 2004 to record the charge-off when the automobile is repossessed and legally available for disposition instead of when it was disposed of at auction. In this regard, please tell us:

      a.   The justification for this change in accounting policy regarding charge-offs and why the newly adopted policy is preferable as required by paragraph 17 of APB 20.

      b.   Provide us with a copy of the preferability letter regarding the change in accounting for charge-offs as required by Rule 10-01(b)(6). We note the letter does not appear to have been filed as an exhibit to the 10-K for the year ended June 30, 2004 as required by Item 601(b)(18) of Regulation S-K.

Servicing Income, page 92

2.   Please tell us the authoritative accounting literature you relied on to discontinue accreting the present value discounts in the period when the accretion would cause an other-than-temporary impairment in a securitization pool instead of accreting the discounts into earnings over the expected life of the securitization.

Note 3, Finance Receivables, page 96

3.   We refer to the last sentence on page 96 regarding the recording of a discount on finance receivables repurchased upon exercising a clean up call option. In this regard, tell us:

- how the amount of the discount on finance receivables purchases is determined; and

- how you account for the remaining nonaccretable discount available to cover losses inherent in the repurchased receivables after the receivables are collected or charge-off.

Note 4, Securitization, page 97

4.   We refer to the statement on page 98 that you have neither recorded a servicing asset nor a servicing liability based on your belief that servicing fees received in domestic securitization pools *would fairly compensate a substitute servicer should one be required.* In this regard, please provide us with the following information:

      a.   Explain to us the specific basis under SFAS 140 that permits you to not recognize a servicing asset or liability if you determined that servicing fees generated would *fairly compensate a substitute servicer.*

      b.   Provide us with the analysis you have made, including the quantitative and qualitative underlying assumptions that supports your conclusion that no servicing asset or liability needs to be recorded considering that paragraph 62 of SFAS 140 requires that a servicing asset or liability be recorded when you have undertaken a contract to service financial assets.

    c. Tell us the total initial dollar value recorded attributed to servicing assets retained based on their allocated values at the date of the sale or securitization and explain the basis for removing these initial servicing asset values so that no servicing asset are currently recorded.   Refer to paragraph 63.b of SFAS 140.

Note 5. Credit Enhancement Assets, page 98

5.   Please revise to provide:

- the quantitative disclosures of the weighted average life and prepayment assumptions as required by paragraph 17.g.(2) of SFAS 140; and

- the disclosure of delinquencies and credit losses, net of recoveries, at the end of period required by paragraph 17.g(4) of SFAS 140.

*   *   *

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of your proposed changes to disclosure in future filings to expedite our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3490 if your have any questions regarding these comments.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant